June 15, 2021
Office of Life Sciences
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ada D. Sarmento Celeste Murphy Jenn Do Kevin Vaughn

Re:	Femasys Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-256156

Dear Ms. Virginio,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Femasys Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 17, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Dechert LLP, Attention: Anna Tomczyk, by facsimile to (212) 698-3599.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling Anna Tomczyk at (212) 641-5626.

If you have any questions regarding this request, please contact Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely, FEMASYS INC.

/s/ Kathy Lee-Sepsick
Kathy Lee-Sepsick Chief Executive Officer

cc:	David S. Rosenthal, Dechert LLP Anna Tomczyk, Dechert LLP